LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
1999 HARRISON STREET, 26th Floor
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

October 18, 2011

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 15, LLC (the “Company”)
Pre-Effective Amendment No. 3 to
Registration Statement on Form S-1
SEC File No. 333-174418

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 3 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of October 7, 2011, addressed to Dean Cash.   The numbered paragraphs set forth below correspond to the numbered comments in your letter.  References to revised language in the prospectus and registration statement are to pre-effective amendment no. 3.

Exhibits 5.1 and 8.1

1.	We have filed updated legal and tax opinions.

Draft Supplemental Sales Material

2.
By copy this letter, we have forwarded by overnight delivery both a clean copy of the revised draft of the registrant’s proposed sales brochure to be used with the prospectus, as well as a hand marked copy of the prior draft to show the changes made to the prior draft.

Ms. Pamela A. Long
October 18, 2011

In addition, the registrant has amended its prospectus to add certain disclosures to make the prospectus and sales brochure consistent.   These disclosures can be found in the prospectus under the caption “Investment Objectives and Policies” on pages 37 and 38 (“- Description of Leases”); pages 38 and 39 (“- Equipment Leasing Industry and Competition”); and pages 44 and 48 (“- Prior Program Diversification”); under the caption “Prior Performance Summary” on page 64; and under the caption “Income, Losses and Distributions” on page 69.

Subject to clearing any further comments, we would hope to request acceleration of effectiveness as soon as practicable.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant
Ms. Jessica Dickerson, Staff Attorney
Mr. Craig Slivka, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.